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                                January 8, 2024

       Paul J. Casey
       Chief Executive Officer
       OneMedNet Corporation
       6385 Old Shady Oak Road, Suite 250
       Eden Prairie, MN 55344

                                                        Re: OneMedNet
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed December 18,
2023
                                                            File No. 333-276130

       Dear Paul J. Casey:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. On the Cover Page, and elsewhere as appropriate, for each of the securities being registered for resale,
disclose the price that the selling securityholders paid for such securities.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the
warrants are out the money, please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the stock price. As applicable, describe
the impact on your liquidity and update the discussion on the ability of your company to fund
your operations on a prospective basis with your current cash on hand.
 Paul J. Casey
FirstName
OneMedNetLastNamePaul
              Corporation J. Casey
Comapany
January     NameOneMedNet Corporation
         8, 2024
January
Page 2 8, 2024 Page 2
FirstName LastName
Risk Factors
Our Business Risks
Our management has limited experience in operating a public company, page 40

3. Please update the disclosure in this risk factor in light of your failure to timely file the
         Item 4.02 Form 8-K filed December 15, 2023 and your filing of a Form NT 10-Q for the quarter ended September 30, 2023.
Risks Related to Ownership of Our Common Stock, this Offering, and Our Certificate of
Incorporation and Bylaws Provisions
Sales of substantial amounts of our Common Stock in the public markets, or the perception that such sales could occur, could reduce..., page 42

4. Please revise this risk factor to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class
         A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
General

5. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and/or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the
         Sponsor, private placement investors, PIPE investors and/or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
         Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
6. Please revise your prospectus to remove the Incorporation of Documents by Reference section or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. Please refer to General Instruction VII.D.1(b) to
         Form S-1. Additionally, your 10-K for your most recently completed fiscal year has not yet been filed. See General Instruction VII.(C) to Form S-1. Revise this Form S-1 to provide all disclosure required by the form that currently is incorporated by reference,
 Paul J. Casey
OneMedNet Corporation
January 8, 2024
Page 3
       including, but not limited to, the MD&A, risk factors and description of your business sections and the financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Richie at 202-551-7857 or Margaret Sawicki at 202-551-7153
with any other questions.



                                                            Sincerely,

FirstName LastNamePaul J. Casey                             Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameOneMedNet Corporation
                                                            Services
January 8, 2024 Page 3
cc:       Debbie Klis
FirstName LastName